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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

P.F. Chang’s China Bistro, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69333Y 10 8

(CUSIP Number)

November 5, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 69333Y 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul M. Fleming
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,374,873
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,374,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,873
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 69333Y 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelly M. Fleming
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,374,873
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,374,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,873
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 69333Y 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Paul and Kelly Fleming Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 1,374,873
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 1,374,873

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,374,873
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%
12.	Type of Reporting Person (See Instructions) 00

CUSIP NO. 69333Y 10 8

Item 1.

(a)	Name of Issuer:

P.F. Chang’s China Bistro, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7676 East Pinnacle Peak Road

Scottsdale, Arizona 85255

Item 2.

(a)	Name of Person Filing:

Paul M. Fleming

Kelly M. Fleming

The Paul and Kelly Fleming Family Trust

(b)	Address of Principal Business Office or, if none, Residence:

5110 N. 40th, Suite 244

Phoenix, Arizona 85018

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

6933Y 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

See Items 5 through 9 and 11 on the cover page for each respective filer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP NO. 69333Y 10 8

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 attached

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a) Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 69333Y 10 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2007

/s/ Paul M. Fleming
Paul M. Fleming

/s/ Kelly M. Fleming
Kelly M. Fleming

THE PAUL AND KELLY FLEMING FAMILY TRUST

By:	/s/ Paul M. Fleming
Paul M. Fleming, Trustee

By:	/s/ Kelly M. Fleming
Kelly M. Fleming, Trustee